U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Kopelowitz           Wilfred
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   (Last)               (First)                 (Middle)


   1033 Beacon Street
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                                    (Street)

   Brookline         Massachusetts              02446
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

                               September 30, 2000

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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Ambient Corporation, Abtg.ob
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |_|   10% Owner
|X|   Officer (give title below)           |_|   Other (specify below)

      Chief Financial Officer
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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
Common Stock                             10,000                     D                     ---
-----------------------------------------------------------------------------------------------------------------------------------

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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Common Stock Option          09/30/00   09/30/09    Common Stock           240,000       *              D              --
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

Explanation of Responses:


s/ Wilfred Kopelowitz                                    October 30, 2000
---------------------------------------------            -----------------------

      ** Signature of Reporting Person                            Date

* The option is to be issued from Ambient's 2000 Equity Incentive Plan, which plan Ambient intends to present to its stockholders for ratification at the annual 2000 general stockholders meeting currently scheduled to be held in November 2000. The option with respect to 90,000 shares of common stock is fully vested at an exercise price per share of $1. The option with respect to 75,000 shares is exercisable on or after September 2001 at an exercise price per share of $2. The option with respect to the remaining 75,000 shares is exercisable on or after September 2002 at an exercise price per share of $2.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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